SCHEDULE 13E-3

(RULE 13e-100)

Transaction Statement Under Section 13(e) of the Securities
Exchange Act of 1934 and Rule 13e-3 Thereunder

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Rule 13e-3 Transaction Statement
under Section 13(e) of the Securities Exchange Act of 1934

(Amendment No. 2)

MEDIA ARTS GROUP, INC.

(Name of the Issuer)

MEDIA ARTS GROUP, INC.

THE THOMAS KINKADE COMPANY

(f/k/a Main Street Acquisition Company, Inc.)

THOMAS KINKADE

NANETTE KINKADE

Thomas Kinkade and Nanette Kinkade, as Trustees of
THE KINKADE FAMILY TRUST

ERIC HALVORSON

HERBERT D. MONTGOMERY

(Name of Person(s) Filing Statement)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

58439 C 10 2
(CUSIP Number of Class of Securities)

Herbert D. Montgomery
Executive Vice President and Chief Financial Officer
Media Arts Group, Inc.
900 Lightpost Way
Morgan Hill, California 95037
Telephone Number: (408) 201-5000
(Name, Address, and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of the Persons Filing Statement)

WITH COPY TO:

Michael S. Ringler, Esq. Wilson Sonsini Goodrich & Rosati Professional Corporation One Market, Spear Tower Suite 3300 San Francisco, California 94105	Thomas D. Magill, Esq. Gibson, Dunn & Crutcher LLP 4 Park Plaza Irvine, California 92614

This statement is filed in connection with (check the appropriate box):

a.                                       ☒ The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.                                      ☐ The filing of a registration statement under the Securities Act of 1933.

c.                                       ☐ A tender offer.

d.                                      ☐ None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☒

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

CALCULATION OF FILING FEE*

TRANSACTION VALUATION*	AMOUNT OF FILING FEE
$37,263,613	$3,014.63

*The filing fee is determined based upon the sum of (a) the product of 8,959,556 shares of common stock and the merger consideration of $4.00 per share (equal to $35,838,224) and (b) the difference between the merger consideration of $4.00 per share and the exercise price per share of each of the 1,087,267 shares of common stock options and warrants outstanding in which the exercise price per share is less than $4.00 per share (equal to $1,425,389).  In accordance with Exchange Act Rule 0-11(c) the filing fee was determined by calculating a fee of $80.90 per $1,000,000 of the aggregate merger consideration of $37,263,613.

☒                                    Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

(1)	Amount Previously Paid:
$3,014.63

(2)	Form, Schedule or Registration Statement No.:
Schedule 14A

(3)	Filing Party:
Media Arts Group, Inc.

(4)	Date Filed:
November 10, 2003

2

INTRODUCTION

This Amendment No. 2 to Rule 13e-3 Transaction Statement on Schedule 13E-3 (this “Schedule 13E-3”) is being filed by Media Arts Group, Inc. (“Media Arts Group”), a Delaware corporation and the issuer of the equity securities which are the subject of a Rule 13e-3 transaction, The Thomas Kinkade Company (formerly known as Main Street Acquisition Company, Inc.) (“Mergerco”), a Delaware corporation, Thomas Kinkade, Nanette Kinkade, Thomas Kinkade and Nanette Kinkade, as Trustees of The Kinkade Family Trust, Eric Halvorson and Herbert D. Montgomery.  The preceding persons are collectively referred to herein as the “Filing Persons,” and each individually as a “Filing Person.”

Pursuant and subject to an Agreement and Plan of Merger, dated as of October 31, 2003 (the “Merger Agreement”), among Media Arts Group, Mergerco and Mr. Kinkade, Mergerco will merge with and into Media Arts Group (the “Merger”), with Media Arts Group continuing as the surviving corporation.  Mergerco was recently formed solely for the purpose of completing the Merger.

Upon completion of the Merger, each outstanding share of Media Arts Group’s common stock will be converted into the right to receive $4.00 in cash, without interest, with the following exceptions:  (i) treasury shares and shares of Media Arts Group’s common stock held by Mergerco, Mr. Kinkade or his affiliates immediately prior to the effective time of the Merger will be cancelled without payment and (ii) shares held by Media Arts Group stockholders who properly exercise appraisal rights under Delaware law will be subject to appraisal in accordance with Delaware law, if applicable. Upon completion of the Merger, the entire equity interest in Media Arts Group will be owned by Mr. Kinkade and his affiliates.

Concurrently with the filing of this Schedule 13E-3, Media Arts Group is filing with the Securities and Exchange Commission a definitive proxy statement (the “Proxy Statement”) under Regulation 14A of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), pursuant to which the stockholders of Media Arts Group will be asked to approve and adopt the Merger Agreement and the Merger at a special meeting.

A copy of the Proxy Statement is attached to this Schedule 13E-3 as Exhibit (a)(1).  The information set forth in the Proxy Statement, including all schedules and appendices thereto, is hereby expressly incorporated by reference in answer to Items 1 through 15 of this Schedule 13E-3.  The information required to be disclosed in this Schedule 13E-3, including the applicable sections of Regulation M-A under the Exchange Act, is disclosed in the Proxy Statement and the exhibits and appendices thereto.

All information contained in, or incorporated by reference in, this Schedule 13E-3 and/or the Proxy Statement concerning Media Arts Group has been supplied by Media Arts Group.  All information contained in, or incorporated by reference in, this Schedule 13E-3 and/or the Proxy Statement concerning each Filing Person other than Media Arts Group was supplied by each such Filing Person.  As of the date hereof, the Proxy Statement is in preliminary form and is subject to completion or amendment.  Capitalized terms used but not defined in this Schedule 13E-3 shall have the respective meanings given to them in the Proxy Statement.

Item 16. Exhibits.

Item 1016 of Regulation M-A.

3

Exhibit Number	Description

(a)(1)	Definitive Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on December 29, 2003 (incorporated herein by reference).

(a)(2)	Form of letter from Media Arts Group to the Stockholders of Media Arts Group (incorporated herein by reference to the Proxy Statement).

(a)(3)	Form of proxy card (incorporated herein by reference to the Proxy Statement).

(a)(4)

Press release issued by Media Arts Group on October 31, 2003 (incorporated herein by reference to Media Arts Group’s filing with the Securities and Exchange Commission under Rule 14a-12 on October 31, 2003).

(b)(1)	Commitment Letter of GE Corporate Financial Services, Inc., dated October 24, 2003.*

(b)(2)	Modification to Commitment Letter of GE Corporate Financial Services, Inc., dated October 29, 2003.*

(c)(1)	Fairness Opinion of Jefferies & Company, Inc., dated October 31, 2003 (incorporated herein by reference to Appendix B to the Proxy Statement).

(c)(2)	Presentation by Jefferies & Company, Inc. to Media Arts Group’s board of directors, dated October 31, 2003.*

(c)(3)	Presentation by Jefferies & Company, Inc. to Media Arts Group’s board of directors, dated September 17, 2003.*

(c)(4)	Presentation by Jefferies & Company, Inc. to Media Arts Group’s board of directors, dated July 10, 2003.*

(c)(5)	Presentation by Jefferies & Company, Inc. to Media Arts Group’s board of directors, dated January 29, 2003.*

(d)(1)	Agreement and Plan of Merger, dated October 31, 2003, by and between Media Arts Group, Mergerco and Thomas Kinkade (incorporated herein by reference to Appendix A of the Proxy Statement).

(f)(1)	Section 262 of the Delaware General Corporation Law (incorporated herein by reference to Appendix C to the Proxy Statement).

* Previously filed.

4

SIGNATURE

After due inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated: December 29, 2003	MEDIA ARTS GROUP, INC.

	By	/s/ Herbert D. Montgomery
	Name:	HERBERT D. MONTGOMERY
	Title:	Executive Vice President and Chief Financial Officer

Dated: December 29, 2003	THE THOMAS KINKADE COMPANY
(f/k/a Main Street Acquisition Company, Inc.)

	By	/s/ Herbert D. Montgomery
	Name:	HERBERT D. MONTGOMERY
	Title:	Executive Vice President and Chief Financial Officer

Dated: December 29, 2003	/s/ Thomas Kinkade
THOMAS KINKADE

Dated: December 29, 2003	/s/ Nanette Kinkade
NANETTE KINKADE

Dated: December 29, 2003	/s/ William Thomas Kinkade, III
WILLIAM THOMAS KINKADE, III, as Trustee of THE KINKADE FAMILY TRUST

Dated: December 29, 2003	/s/ Nanette K. Kinkade
NANETTE K. KINKADE as Trustee of THE KINKADE FAMILY TRUST

Dated: December 29, 2003	/s/ Eric Halvorson
ERIC HALVORSON

Dated: December 29, 2003	/s/ Herbert D. Montgomery
HERBERT D. MONTGOMERY

EXHIBIT INDEX

Exhibit Number	Description

(a)(1)	Definitive Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on December 29, 2003 (incorporated herein by reference).

(a)(2)	Form of letter from Media Arts Group to the Stockholders of Media Arts Group (incorporated herein by reference to the Proxy Statement).

(a)(3)	Form of proxy card (incorporated herein by reference to the Proxy Statement).

(a)(4)

Press release issued by Media Arts Group on October 31, 2003 (incorporated herein by reference to Media Arts Group’s filing with the Securities and Exchange Commission under Rule 14a-12 on October 31, 2003).

(b)(1)	Commitment Letter of GE Corporate Financial Services, Inc., dated October 24, 2003.*

(b)(2)	Modification to Commitment Letter of GE Corporate Financial Services, Inc., dated October 29, 2003.*

(c)(1)	Fairness Opinion of Jefferies & Company, Inc., dated October 31, 2003 (incorporated by reference to Appendix B to the Proxy Statement).

(c)(2)	Presentation by Jefferies & Company, Inc. to Media Arts Group’s board of directors, dated October 31, 2003.*

(c)(3)	Presentation by Jefferies & Company, Inc. to Media Arts Group’s board of directors, dated September 17, 2003.*

(c)(4)	Presentation by Jefferies & Company, Inc. to Media Arts Group’s board of directors, dated July 10, 2003.*

(c)(5)	Presentation by Jefferies & Company, Inc. to Media Arts Group’s board of directors, dated January 29, 2003.*

(d)(1)	Agreement and Plan of Merger, dated October 31, 2003, by and between Media Arts Group, Mergerco and Thomas Kinkade (incorporated herein by reference to Appendix A of the Proxy Statement).

(f)(1)	Section 262 of the Delaware General Corporation Law (incorporated herein by reference to Appendix C to the Proxy Statement).

* Previously filed.